Exhibit 12.1
The GEO Group, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					For Thirteen Weeks Ended
	December 31,	December 30,	December 28,	January 3,	January 2,	April 4,	April 3,
	2006	2007	2008	2010	2011	2010	2011
Earnings:

Pre-tax income (excluding equity income of affiliates)	$41.8	$58.6	$91.2	$105.0	$98.1	$27.9	$25.5

Interest Expense (including the interest element of rental expense and write-off of deferred financing fees)	45.7	47.7	37.9	42.9	58.2	9.8	20.6

Total Earnings + Fixed charges	$87.5	$106.3	$129.1	$147.9	$156.3	$37.7	$46.1

Fixed Charges:

Interest expense (including the interest element of rental expense)	$45.7	$47.7	$37.9	$42.9	$58.2	$9.8	$20.6

Capitalized interest	0.2	2.9	4.3	4.9	4.1	1.7	0.5

Total Fixed Charges including capitalized interest	$45.9	$50.6	$42.2	$47.8	$62.3	$11.5	$21.1

Ratio of Earnings to Fixed Charges	1.9	2.1	3.1	3.1	2.5	3.3	2.2